02024550

P.E 1-31-2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 2 1 2002

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

Item 1. Proxy Materials

Commencing on or about January 22, 2002, Riverdeep Group plc (the "Company") distributed to its shareholders a Notice of Meeting and Proxy Statement relating to the Company's Annual General Meeting (the "Meeting") held on February 21, 2002. At the Meeting, the Company's shareholders were asked to consider and vote upon the following items: (1) whether to receive and consider the consolidated financial statements of the Company for the financial period ended June 30, 2001 and the reports of the directors and auditors therein; (2) the election of five directors; (3) to authorize the directors to fix the auditors remuneration; (4) the directors remuneration; (5) to authorize the Company's management to purchase shares of the Company and to set a price range for reissue of treasury shares off market; and (6) to increase the number of shares reserved for issuance under the Company's Share Option Scheme.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date March 20, 2002

By: ....

Name:

Title

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter to Shareholders, Notice of Annual General Meeting, Proxy Statement and Directors' Report and Consolidated Financial Statements

Exhibit 99.1

Letter to Shareholders, Notice of Annual General Meeting, Proxy Statement and Directors' Report and Financial Statements

Riverdeep Group plc
3rd Floor
Styne House
Upper Hatch Street
Dublin 2
Ireland

January 22, 2002

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to attend the 2002 Annual General Meeting of Riverdeep Group plc. The meeting will be held at The Conrad International Hotel, Earlsfort Terrace, Dublin 2, Ireland on February 21, 2002 at 10:00 a.m. (GMT). I hope that you will be able to attend the meeting.

The business proposed to be dealt with at the meeting is described in the attached Notice of Annual General Meeting and Proxy Statement. During the meeting, shareholders who are present at the meeting will have the opportunity to ask questions.

It is important that your views be represented whether or not you are able to attend the meeting. Please sign and date the enclosed proxy form and promptly return it to us in the enclosed envelope. Completion of this proxy form will not prevent you from attending and voting at the meeting if you ultimately wish to do so.

Yours sincerely,

Barry O'Callaghan
Executive Chairman

RIVERDEEP GROUP PLC

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of Riverdeep Group plc, (the "Company") will be held at The Conrad International Hotel, Earlsfort Terrace, Dublin 2, Ireland on February 21, 2002 at 10:00 a.m. (GMT) for the following purposes:

1. To receive and consider the consolidated financial statements of the Company for the year ended June 30, 2001 and the Reports of the Directors and the Auditors thereon (Resolution 1).

2. To re-elect as directors the following persons who retire by rotation pursuant to Article 83 of the Articles of Association of the Company and who are recommended by the Board of Directors for re-election (Resolution 2):

   Mr. Patrick McDonagh
   Mr. Thomas W. Keaveney

3. To elect as directors the following persons who retire pursuant to Article 86(b) of the Articles of Association of the Company and who are recommended by the Board of Directors for election (Resolution 3):

   Mr. James P. Levy
   Mr. Anthony Lucki
   Ms. Gail E. Pierson

4. To authorize the Directors to fix the remuneration of the Auditors (Resolution 4).

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company (Resolution 5):

   "That, in accordance with Article 74 of the Articles of Association of the Company, the ordinary remuneration of directors for their services as directors in respect of any financial year of the Company, shall in the aggregate be US$200,000 or such lesser amount as the Board may determine and such ordinary remuneration shall be divisible among the directors in such proportions as the Board shall determine."

6. To consider and, if thought fit, pass the following resolution as a special resolution of the Company (Resolution 6):

   "That

   (a) the Company and/or any subsidiary (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 9(d) of the Articles of Association;

   (b) the re-issue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) for the time being held by the Company may be re-issued off-market shall be the price range set out in Article 10 of the Articles of Association; and

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or May 20, 2003 unless, in any such case, previously revoked or renewed in accordance with the provision of the Companies Act, 1990."

7. To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company (Resolution 7):

"That the Riverdeep Group Share Option Scheme be amended to increase the number of Ordinary Shares of par value US$0.10 per share of the Company reserved for issuance pursuant to the Riverdeep Group Share Option Scheme from 50,000,000 Ordinary Shares to 65,000,000 Ordinary Shares and that in order to effect such amendment, Rule 4.1 of the Scheme be amended to replace the reference therein to 50,000,000 Ordinary Shares with 65,000,000 Ordinary Shares."

The accompanying proxy statement contains further information with respect to these matters.

BY ORDER OF THE BOARD

Barry O'Callaghan
Executive Chairman

Date: January 22, 2002

Registered Office:

Riverdeep Group plc
3rd Floor
Styne House
Upper Hatch Street
Dublin 2
Ireland

If you do not expect to be present at the meeting, please sign, date and return the enclosed proxy promptly in order to ensure that your shares may be voted. A return envelope is enclosed for your convenience.

Note:

1. The holders of Ordinary Shares are entitled to attend and vote at the Annual General Meeting of the Company. A holder of Ordinary Shares may appoint a proxy or proxies to attend, speak and vote in his, her or its place. A proxy need not be a shareholder of the Company.

2. A form of proxy is enclosed for the use of shareholders unable to attend the Meeting. To be valid, proxies must be lodged with the Company's Registrar for the Ordinary Shares at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland or the Secretary of the Company at Riverdeep Group plc, 3rd Floor, Styne House, Upper Hatch Street, Dublin 2, Ireland, not less than 48 hours before commencement of the Meeting.

3. Pursuant to Regulation 14 of the Companies Act, 1990 (Uncertified Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as of 5:00 pm on February 19, 2002 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of Ordinary Shares registered in their name at that time.

RIVERDEEP GROUP PLC

3rd Floor
Styne House
Upper Hatch Street
Dublin 2
Ireland

PROXY STATEMENT

ANNUAL GENERAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Riverdeep Group plc (the "Company") of proxies in the form enclosed to be voted at the Company's Annual General Meeting (the "Meeting") to be held at The Conrad International Hotel, Earlsfort Terrace, Dublin 2, Ireland on February 21, 2002 at 10:00 a.m. (GMT) and at any adjournments thereof.

Only holders of record, as of the close of business on January 11, 2002, are receiving notice of the Meeting and any adjournments thereof. As of that date, the Company had outstanding 221,333,264 Ordinary Shares of par value US$0.10 per share (the "Ordinary Shares"). Each Ordinary Share is entitled to one vote.

The Bank of New York, as depositary (the "Depositary") under the Deposit Agreement dated as of March 16, 2000 among the Company, the Depositary and the holders from time to time of American Depositary Receipts issued thereunder ("ADRs") evidencing American Despositary Shares ("ADSs") representing Ordinary Shares (the "Deposit Agreement") has fixed the close of business on January 11, 2002 as the record date for the determination of holders of ADRs entitled to give instructions for the exercise of voting rights, in respect of the Ordinary Shares deposited under the Deposit Agreement, at the Meeting or any adjournment or postponement thereof. Subject to certain limitations contained in the Deposit Agreement, the Depositary (or more specifically its nominee, AIB Custodial Nominees Limited) has the right to vote all Ordinary Shares deposited under the Deposit Agreement. The Depositary, however, is required by the Deposit Agreement to vote or cause to be voted the Ordinary Shares deposited thereunder in accordance with the instructions or deemed instructions of ADR holders and is prohibited from itself exercising voting discretion in respect of any such Ordinary Shares. See "Voting - Voting of Ordinary Shares deposited under the Deposit Agreement".

Each proxy that is properly executed and returned to the Company will be voted in the manner directed by the shareholder executing it or, if no directions are given, will be voted at the discretion of the Chairman of the Meeting or other person duly appointed as proxy.

The Company's financial statements for the year ended June 30, 2001 and the reports of the Company's Board of Directors and Ernst & Young, the Company's Auditors, on such financial statements are enclosed herewith. Such financial statements and reports are part of this proxy solicitation. It is anticipated that this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about January 22, 2002. The Company's financial statements for the year ended June 30, 2001, which have been prepared in accordance with generally accepted accounting principles in Ireland, constitute the Company's statutory accounts under Irish law and will be annexed to the Company's annual return to be lodged with the Companies Registration Office, Dublin, Ireland.

Also enclosed herewith is the Company's Annual Report for the year ended June 30, 2001, which includes financial data, and information that has been prepared in accordance with generally accepted accounting principles in the United States. The financial information included in this Annual Report does not comprise full accounts within the meaning of Section 19 of the Companies (Amendment) Act, 1986.

The mailing address of the Company's Registrar for Ordinary Shares is Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland and its telephone number is +353-1-216-3100. The Company's mailing address is Riverdeep Group plc, 3rd Floor, Styne House, Upper Hatch Street, Dublin 2, Ireland and its telephone number is +353-1-670-7570.

Any shareholder who executes and delivers a proxy may revoke it at any time prior to its use by delivery of a written notice of such revocation, or a duly executed proxy bearing a later date, to the Secretary of the Company at the address of the Company set forth above, by appearing at the Meeting and requesting the return of the proxy, or by voting at the Meeting. In accordance with the provisions of the Company's Articles of Association, all proxies must be received by the Company's transfer agent or at the registered office of the Company at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Each of the ordinary resolutions proposed at the Meeting will require approval by the holders of a majority of the votes present in person or by proxy and voting thereon, and each of the special resolutions proposed at the Meeting, will require approval by the holders of seventy-five per cent (75%) of the votes present in person or by proxy and voting thereon.

VOTING

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll (i.e., a written vote) is duly demanded. Votes may be given either personally or by proxy. Subject to the Company's Articles of Association and to any rights or restrictions attaching to any class or classes of shares, on a show of hands each holder of Ordinary Shares present in person and every proxy has one vote (but no individual can have more than one vote), and on a poll each holder of Ordinary Shares, present in person or by proxy, shall have one vote for each Ordinary Share held by such holder. Where there is an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting is entitled to a tie-breaking vote in addition to any other vote the Chairman may have. A poll may be demanded by (1) the Chairman of the Meeting, (2) at least five shareholders present (in person or by proxy) entitled to vote at the Meeting, (3) any shareholder or shareholders present (in person or by proxy) representing not less than one-tenth of the total voting rights of all the shareholders entitled to vote at the Meeting, or (4) any shareholder or shareholders present (in person or by proxy) holding Ordinary Shares conferring the right to vote at the Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the Ordinary Shares conferring that right.

A majority of votes cast is required to pass ordinary resolutions. A 75% or greater vote in favour is required for the adoption of special resolutions. A special resolution is required to effect certain actions, for example, to alter the Memorandum or Articles of Association or to change the name of the Company.

Shareholder Meetings

Irish law provides for two types of shareholders meetings, the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once every calendar year within nine months of the fiscal year end, provided that no more than fifteen months may elapse between such meetings. Extraordinary general meetings of a company may be convened by the board of directors or at the request of shareholders holding not less than one-tenth of the paid up capital as carries the right of voting at general meetings. Unless all shareholders of the company and the company's auditors consent to shorter notice, the shareholders must receive at least 21 clear days' written notice of an annual general meeting or an extraordinary general meeting convened for the passing of a special resolution, and at least 14 clear days' written notice of other extraordinary general meetings. The Company's Articles of Association provide that a quorum for a general meeting is three persons entitled to vote at the meeting, each being a shareholder or proxy.

Under Irish law, the Meeting must take place in Ireland unless all shareholders entitled to attend and vote at the Meeting consent in writing to the Meeting being held elsewhere or a resolution providing that the Meeting be held elsewhere has been passed at the preceding Annual General Meeting.

Voting of Ordinary Shares deposited under the Deposit Agreement

As soon as practicable after receipt from the Company of the notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares, the Depositary is required to mail to holders of ADRs a notice containing (a) such information as is contained in such notice of meeting, (b) a statement that each ADR holder as of the close of business on a specified record date set by the Depositary therefor will be entitled, subject to any applicable provision of Irish law and of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, pertaining to the Ordinary Shares represented by the ADSs evidenced by such holder's ADRs and (c) a statement as to the manner in which instructions or deemed instructions may be given. Upon receipt of instructions of an ADR holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavour, insofar as practicable and permitted under the provisions of or governing the Ordinary Shares, to vote or cause to be voted the Ordinary Shares represented by the ADSs evidenced by such holder's ADRs in accordance with such instructions. If no instructions are received by the Depositary from an ADR holder on or before the date established by the Depositary for such purpose, the Depositary shall deem such ADR holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company subject to the provisions of the Deposit Agreement. The Depositary shall not vote or attempt to exercise the right to vote that attaches to any Ordinary Shares deposited under the Deposit Agreement other than in accordance with such instructions or deemed instructions.

Solicitation of Proxies

The cost of preparing, assembling, printing and mailing the Proxy Statement, the Notice of Annual General Meeting and the enclosed form of proxy as well as the cost of soliciting proxies relating to the Meeting, will be borne by the Company. The Company will request banks, brokers, dealers and voting trustees or other nominees, including the Depositary in the case of ADRs, to solicit their customers who are beneficial owners of the Ordinary Shares listed of record and names of nominees and will reimburse them for reasonable out-of-pocket expenses of such solicitation. The original solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers and other regular employees or agents of the Company.

Proposals:

1. Receive and Consider the Auditors' Report, Directors' Report and Consolidated Financial Statements

At the Meeting, the Auditors' Report, the Directors' Report and the Consolidated Financial Statements of the Company for the year ended June 30, 2001 will be presented and considered.

The Board of Directors recommends that the shareholders vote FOR the resolution to receive and consider the Auditors' Report, Directors' Report and the Consolidated Financial Statements of the Company for the year ended June 30, 2001.

2. Re-election of Directors Retiring by Rotation

Nominees

Each of Mr. Patrick McDonagh and Mr. Thomas W. Keaveney, being a director of the Company, is pursuant to Article 83(b) of the Company's Articles of Association required to retire by rotation as a director and is eligible for re-election. The Board of Directors recommends their re-election as directors. If re-elected each such director will, unless he resigns, retires earlier or is removed from office, hold office until the third Annual General Meeting, following this Annual General Meeting.

Name	Age	Position
Patrick McDonagh	50	Non-Executive Director
Thomas W. Keaveney	55	Non-Executive Director

Patrick McDonagh is the founder of Riverdeep. He served as Chairman of the Board from December 1995 until July 2001, at which time he resigned as Chairman of the Board and continued in the role of non-executive director. A primary school teacher by training, Mr. McDonagh has spent most of his career in the computer-based training industry. In 1983, he founded the CBT Group, now known as SmartForce plc, of which he remains a director and which was listed on Nasdaq in 1995. Mr. McDonagh is also a director of several other companies, including Rapid Technology Group plc.

Thomas W. Keaveney was appointed as a director of Riverdeep in February 2000. He has been a Managing Director and the head of the Private Finance Department of Credit Suisse First Boston since 1982. He also acts as a non-executive director of Hibernia Foods plc, a Nasdaq listed company. Mr. Keaveney holds B.A. and M.A. degrees in economics from Fordham University.

Board Composition

Under Irish Company law, the Company must have a minimum of two directors. The Company's current Articles of Association do not set any maximum number of directors. The Company's Articles of Association provide that the directors will serve for staggered three-year terms. The Board of Directors has established an Audit Committee consisting of three non-executive directors and a Remuneration Committee, comprising three non-executive directors. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews any internal audits the Company may perform. The Remuneration Committee approves the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels and administers the Riverdeep Group Share Option Scheme.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to elect each of the nominees for Director named above.

The Board of Directors recommends that the shareholders vote FOR the re-election of each of the nominees for Director named above.

3. Election of Appointed Directors

The Board of Directors recommends the election of the nominees for director named below. The nominees were duly appointed by the Board under Article 86(b) of the Company's Articles of Association. Under the Company's Articles of Association each such appointment is only effective until the next Annual General Meeting at which time the nominee is to be submitted for election by the shareholders. If elected, such director will, unless he resigns or retires earlier or is removed from office, hold office until the third Annual General Meeting following this Annual General Meeting.

Name	Age	Position
James P. Levy	61	Executive Vice Chairman and Chief Operating Officer
Anthony Lucki	53	Non-executive Director
Gail E. Pierson	49	President, Product Development and Operations

James P. Levy has served on Riverdeep's board of directors since February 2001 and was appointed to the role of Executive Vice Chairman for Riverdeep in July 2001. In October 2001, he was appointed Chief Operating Officer. Prior to joining Riverdeep, Mr. Levy served as President and Chief Operating Officer of Harcourt, Inc., which was recently purchased by Reed Elsevier plc, an international publisher and leading speciality retailer. During his tenure, Mr. Levy played a major role in building Harcourt into one of the largest companies in the industry. Prior to joining Harcourt in 1992, Mr. Levy held senior management positions including Chief Executive Officer of Macmillan/McGraw Hill School Division, President and Chief Executive Officer of McGraw Hill College Division, President of Scott Foresman-College Division, President and Chief Executive Officer of Merrill Publishing Company, and Executive

Vice President and co-founder of Prentice Hall's Goodyear Publishing. Mr. Levy is currently a director of Behavioral Healthcare Partners. He is a graduate of the University of Illinois, Champaign, and holds a B.S. in Accounting and Finance and a B.Ed. Business Education.

Anthony Lucki was appointed a director of Riverdeep in December 2001 as the nominee of Reed Elsevier plc, in connection with the investment made in Riverdeep. He began his publishing career with Harcourt in 1975 as an Assistant Editor, and his responsibilities have increased over the years to Vice President and Publisher in 1989 and President and CEO of Harcourt School Publishers in 1997. He currently serves as President and CEO of Harcourt Education, which comprises a group of eight companies in the K-12 school market plus the children's and adult trade market and is a director of the Association of American Publishers. Mr. Lucki earned a Bachelor of Science in Business Administration degree at Western New England College and a Master of Arts in Teaching at the University of Louisville while he was in the Teacher Corps.

Gail E. Pierson was appointed a director of Riverdeep in December 2001. She has served as President, Product Development & Operations since October 2001. She joined Riverdeep in July 1999 as Chief Operating Officer following the acquisition of Logal Software and served as President and Chief Operating Officer from January to September 2001. Prior to joining Logal Software she had been President of J-Net Consulting since 1991, providing a wide range of consulting services to international media organizations in the fields of management, development, marketing and technology, including for Logal, where she had been acting Chief Operating Officer. She had served previously as Chief Operating Officer for The Christian Science Monitor and as a media consultant to the New York Times. Ms. Pierson began her career in education as an English teacher in schools in New York, Boston and Los Angeles.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to elect the nominees for Director named above.

The Board of Directors recommends that the shareholders vote FOR the election of each of the nominees for Directors named above.

4. Authority of Directors to fix Auditors' Remuneration

This resolution proposes that the remuneration of the Company's auditors, Ernst & Young, for the year ended June 30, 2002 be fixed by the Board of Directors. Ernst & Young have no relationship with the Company or with any affiliate of the Company except as auditors.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to authorize the Company's Board of Directors to fix the remuneration of the Company's auditors.

The Board of Directors recommends that the shareholders vote FOR approval of the Board of Directors to fix the auditors' remuneration.

5. Directors Ordinary Remuneration

Article 74 of the Company's Articles of Association provides that ordinary remuneration of directors shall be determined from time to time by an ordinary resolution of the Company and shall be divisible (unless such resolution shall provide otherwise) among the directors as they may agree, or, failing agreement, equally, except that any directors holding office for part of a financial year shall receive a pro-rated portion of the remuneration.

Under Article 75, the Board of Directors has authority to determine the salary and other remuneration payable to executive directors and to non-executive directors performing services, such as serving on committees outside the scope of ordinary duties of directors. This resolution is therefore concerned primarily with the fees payable to non-executive directors. This resolution proposes to fix a cap of US$200,000 on the aggregate ordinary remuneration that may be paid to directors for their services as directors in any financial year of the Company on the basis that the Board shall determine the amount payable to each director.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to authorize the Company's Board of Directors to fix the remuneration of the Company's executive directors and non-executive directors.

The Board of Directors recommends that the shareholders vote FOR approval of the resolution on directors' ordinary remuneration.

6. Authority of the Company to purchase its own Ordinary Shares and to set the price range for reissue of treasury shares off market

At last year's Annual General Meeting, shareholders authorised the Company and its subsidiaries to purchase up to 10% of the Company's own Ordinary Shares. Shareholders also authorised the Company to set the price range at which treasury shares may be re-issued off-market by the Company. This authority was not exercised during 2001 or to date in 2002. Pursuant to this resolution, shareholders are being asked to approve similar resolutions continuing the foregoing authority until the next Annual General Meeting or May 20, 2003, whichever is the earlier.

The affirmative vote of the holders of 75% of the Ordinary Shares represented at the Meeting and voting thereon will be necessary for shareholder approval of the Company's authority to purchase its own Ordinary Shares and to set the price range for the re-issue of treasury shares off-market.

The Board of Directors recommends that the shareholders vote FOR authorisation for the Company to purchase its own Ordinary Shares and to set the price range for re-issue of treasury shares off-market.

7. Increase the number of Ordinary Shares reserved for issuance pursuant to the Riverdeep Group Share Option Scheme and Amend Rule 4.1 to Effect this

The Company adopted the Riverdeep Group Share Option Scheme (the "Scheme"), previously administered by Riverdeep Interactive Learning Limited, by a shareholders resolution dated February 15, 2000. The Scheme currently provides that the maximum number of Ordinary Shares, which may be issued pursuant to options granted under the Scheme, shall be 50,000,000 Ordinary Shares. It is now proposed to amend Rule 4.1 of the Scheme to increase the maximum number of Ordinary Shares reserved for issuance pursuant to the Scheme to 65,000,000 Ordinary Shares.

The Board of Directors believes that share options granted under the Scheme form an essential component of the compensation package of the Company's key employees and serve to more closely align the interests of the Company's executives and shareholders. The Board of Directors believes that the increase in the number of Ordinary Shares reserved for issuance under the Scheme is necessary to ensure that there is a sufficient reserve of Ordinary Shares available for the grant of share options to attract and retain employees of the highest calibre who are essential to the Company's future success, and to provide a continuing incentive for existing employees (including employees of newly acquired companies) to remain with the Company and contribute to its growth and development.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary for shareholder approval of the increase in the number of Ordinary Shares reserved for issuance pursuant to the Scheme.

- A copy of the revised rules of the Scheme will be available for inspection at the Company's offices at 3rd Floor, Styne House, Upper Hatch Street, Dublin 2, Ireland from the date of this Proxy Statement until the conclusion of the Meeting. A copy will also be available at the Meeting venue from 9:45 a.m. (GMT) on February 21, 2002 until the conclusion of the Meeting on that day and at any adjourned meeting on a similar basis.

The Board of Directors recommends that the shareholders vote FOR the increase in the number of Ordinary Shares reserved for issuance under the Riverdeep Group Share Option Scheme.

8. Expenses

All expenses in connection with this solicitation will be borne by the Company. In addition to solicitation by mail, officers and regular employees of the Company may solicit proxies by personal interview and by telephone and telegraph, and may request brokers holding stock in their names, or the names of nominees to forward proxy soliciting material to the beneficial owners of such stock, and will reimburse such brokers for their reasonable expenses.

BY ORDER OF THE BOARD

Barry O'Callaghan
Executive Chairman

Dated: January 22, 2002

Riverdeep Group PLC

Directors' Report and Consolidated Financial Statements

For the Year Ended

30 June 2001

DIRECTORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2001

TABLE OF CONTENTS *PAGE*

GROUP INFORMATION

DIRECTORS	Barry O'Callaghan *(Chief Executive Officer and appointed Chairman in July 2001)* James P. Levy (US) *(appointed in February 2001)* Patrick McDonagh Thomas W. Keaveney (US) Kyran McLaughlin Lee A. Dayton (US) *(appointed in September 2000)* Anthony Lucki (US) *(appointed in December 2001)* Gail E. Pierson (US) *(appointed in December 2001)*
SECRETARY	David Mulville
REGISTERED OFFICE	Third Floor, Styne House, Upper Hatch Street, Dublin 2.
SOLICITORS	William Fry, Fitzwilton House, Wilton Place, Dublin 2. McDermott Will & Emery, 28 State Street, Boston, Massachusetts 02109-1775, United States of America. Dewey Ballantine, 1 Undershaft, London EC2, United Kingdom.

GROUP INFORMATION (Continued)

PRINCIPAL BANKERS	AIB plc, Bankcentre, Ballsbridge, Dublin 4. HSBC Financial Services Limited, PO Box 1109 Gt., Grand Cayman, Cayman Islands. Fleet Boston, 17 Floor, 100 Federal Street, Boston, Massachusetts 02110, United States of America.
REGISTRAR	Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18.
AUDITORS	Ernst & Young, Ernst & Young Building, Harcourt Centre, Harcourt Street, Dublin 2.
NATURE OF IRISH LISTING	The company has a secondary listing on The Irish Stock Exchange. For this reason, Riverdeep Group plc is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial advisor.

DIRECTORS' REPORT
for the year ended 30 June 2001

The directors present their report and audited statutory consolidated financial statements prepared in accordance with Irish generally accepted accounting principles for the year ended 30 June 2001 which are set out on pages 18 to 49.

PRINCIPAL ACTIVITIES

The group provides curriculum-based educational software and Internet products and services for the Kindergarten through high school (K-12) and the educational consumer market. The group's product solutions are designed to improve educational processes, elevate student performance and ease the administrative burden for customers. The group's integrated e-learning platform assists educators in planning, designing and implementing curricula correlated to state and federal standards, monitoring students' progress and performance and establishing prescriptive measures to enhance individual student learning and performance in identified areas of weakness. The group also offers online tools, teacher support and professional development offerings via the group's web site, *riverdeep.net,* to help educators integrate technology with curriculum to improve student performance.

With the acquisition of the educational assets of The Learning Company ("TLC") in September 2001, the group intends to leverage its strengths in the school market and to expand its presence in the consumer market, where TLC is already a leading provider.

REVIEW OF DEVELOPMENT OF THE BUSINESS

During the financial year the group has expanded rapidly and has completed several acquisitions, increasing both product range and distribution channels.

The acquisition of Ed–Vantage Software Inc. in July 2000 expanded the group's educational offering by adding comprehensive language arts, reading and writing courses to the group's existing library of math and science curricula.

Edmark Corporation a developer and publisher of children's educational software for the K-8 and special needs areas was acquired in September 2000. This acquisition expanded the group's product offering and provided the group with an enhanced distribution network of over 140 resellers.

In February 2001, the group acquired SmartStuff Software ('SmartStuff'), a division of School Specialty, Inc. SmartStuff supplies desktop security and management software to the education market.

In May 2001, the group acquired the assets of Teacher Universe, Inc. a provider of professional development and science curriculum resources to teachers and students in the K–12 segment, from Knowledge Universe Inc.

DIRECTORS' REPORT

for the year ended 30 June 2001 (Continued)

REVIEW OF DEVELOPMENT OF THE BUSINESS (Continued)

In May 2001, the group announced the signing of a Master Relationship Agreement with IBM under which the group has licensed IBM's K-12 Learning Village assets. The group intends to revise and re-launch the Learning Village assets as a new offering closely linked with *riverdeep.net*. Under this agreement, the group has also undertaken to integrate IBM technologies into its product offerings.

RESULTS FOR THE YEAR AND STATE OF AFFAIRS AT 30 JUNE 2001

The profit and loss account for the year ended 30 June 2001, the balance sheet at that date and related notes are set out on pages 18 to 49. The loss on ordinary activities for the year before taxation amounted to US$52.7 million compared with a loss of US$35.2 million in the previous year. With no current year provision for taxes, an amount of US$52.7 million is debited to retained deficit.

DIVIDENDS

The directors do not propose the payment of a dividend for the year.

LIKELY FUTURE DEVELOPMENTS

The group has been extremely active in the development of the business during the year through a combination of internal growth in addition to the significant acquisitions made during and subsequent to the year. The group now boasts the largest library of educational software resources of any of its competitors and has in place comprehensive distribution channels and partnerships to market its products directly to schools and school districts, as well as to retail customers. The group aims to continue to grow its market share as a leading provider of interactive learning solutions to schools and homes in the United States.

IMPORTANT EVENTS SINCE YEAR END

In September 2001, the group acquired the education assets of The Learning Company ("TLC"). Under the terms of the asset purchase agreement, the group paid Gores Technology Group, the former owner of TLC, US$42.9 million in ordinary shares and assumed US$39.1 million in liabilities including US$20 million of short-term debt, in exchange for substantially all of the education assets of TLC. The agreement provides for the issuance of additional ordinary shares upon the achievement of future results of the acquired assets. These acquired assets include The Learning Company name, and all of its education software brands including *Reader Rabbit, Carmen Sandiego, ClueFinders, Oregon Trail, Mavis Beacon Teaches Typing* and *Zoombinis*, as well as other licensed brands. The group also acquired the development and distribution resources associated with these assets including established school, original equipment manufacturers, consumer and international businesses.

DIRECTORS' REPORT
for the year ended 30 June 2001 (Continued)

IMPORTANT EVENTS SINCE YEAR END (Continued)

In October 2001, the group announced a strategic alliance with Harcourt Education Group, the U.S. based K-12 education business recently acquired by Reed Elsevier plc, to collaborate on the development of e-Basal interactive digital instructional content. The group and Harcourt will co-develop products to be distributed by Harcourt under the Harcourt brand. The group will be paid development fees and receive royalties from the sale of such products. Both parties will retain and manage their independent product businesses outside the scope of this partnership. In a related transaction, Reed Elsevier plc made an equity investment of US$25 million in the group. The investment is represented by Reed Elsevier plc's purchase of approximately 8.34 million newly-issued ordinary shares at a share price of US$3 per ordinary share.

DIRECTORS

The present directors are listed and have served as indicated on page 2.

Patrick McDonagh and Thomas W. Keaveney retire by rotation in accordance with the Articles of Association, and being eligible, offer themselves for re-election.

BOOKS OF ACCOUNT

The directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the company. To achieve this, the directors have appointed a professionally qualified Chief Financial Officer who reports to the board and ensures that the requirements of section 202 of the Companies Act, 1990 are complied with.

The books and accounting records of the company are maintained at the company's registered office at Third Floor, Styne House, Upper Hatch Street, Dublin 2.

DIRECTORS' AND SECRETARY'S INTERESTS IN SHARES

The interests of the directors and company secretary in the ordinary share capital of Riverdeep Group plc at the beginning and end of the year, or date of appointment if later, were as follows:

	Ordinary shares of US$0.10 each		*Options*	
	30/6/2001	*30/6/2000*	*30/6/2001*	*30/6/2000*
Directors				
Barry O'Callaghan	10,825,966	10,825,966	6,600,000	3,000,000
James P. Levy	–	– **	450,000	– **
Patrick McDonagh *	50,114,407	79,540,996	–	–
Thomas W. Keaveney	133,330	133,330	450,000	300,000
Kyran McLaughlin	–	–	450,000	300,000
Lee A. Dayton	–	– **	450,000	– **
Secretary				
David Mulville	10,818	10,818	1,888,000	700,000

* *4,300,000 of which are registered in the name of Lifetime Learning Limited, which is owned by a trust established for the benefit of Mr. McDonagh and members of his family.*

** *date of appointment.*

DIRECTORS' REPORT

for the year ended 30 June 2001 (Continued)

DIRECTORS' AND SECRETARY'S INTERESTS IN SHARES (Continued)

There have been no changes in the interests shown between 30 June 2001 and the date of this report, except for Barry O'Callaghan, James P. Levy, Thomas W. Keaveney, Kyran McLaughlin, and David Mulville who were granted an additional 600,000, 6,000,000, 150,000, 150,000, and 450,000 options over ordinary shares of US$0.10 respectively.

HEALTH AND SAFETY AT WORK

The well being of the group's employees during the year was safeguarded through the strict adherence to health and safety standards in accordance with the requirements of the Safety, Health and Welfare at Work Act, 1989.

SUBSTANTIAL HOLDINGS

The directors have been notified of the following substantial shareholdings of the company's issued ordinary share capital at 31 December 2001:

	Number of shares	*Percentage*
AIB Custodial Nominees Limited	99,948,127	45.2%
Bank of Ireland Nominees Limited	26,520,877	12.0%
Patrick McDonagh	50,114,407	22.7%
Barry O'Callaghan	10,825,966	4.9%

AIB Custodial Nominees Limited and Bank of Ireland Nominees Limited state that these shares are not beneficially owned by them.

CORPORATE GOVERNANCE

Introduction

The group is committed to the highest standards of corporate governance and except as set out below, the group has complied with the provisions of the Combined Code throughout the year ended 30 June 2001.

This statement describes how the group applies the Principles of Good Governance set out in the Combined Code.

Board and committees

The group is headed by a board, which, until 11 December 2001 consisted of two executive and four non-executive directors. On 29 July 2001 Patrick McDonagh relinquished his role as Chairman to Barry O'Callaghan. On 11 December 2001, one executive director and one non-executive director were appointed to the Board.

DIRECTORS' REPORT

for the year ended 30 June 2001 (Continued)

CORPORATE GOVERNANCE (Continued)

The group, in common with many of its US peers, combines the roles of Chairman and Chief Executive Officer. The board is confident that this structure best meets the needs of the group at this time.

The board meets regularly and all directors have full and timely access to the information necessary to enable them to discharge their duties. There is a formal schedule of matters reserved to the board for consideration and decision but other matters are delegated to board committees. The board regularly reviews its responsibilities and those of its committees, all of which are made up of non-executive directors.

It is the belief of the board that the non-executive directors are independent. This is evidenced in the deliberations of the board on issues of strategy, performance, resources, key appointments and standards of conduct.

The *audit committee* comprises Kyran McLaughlin, Thomas W. Keaveney and Lee A. Dayton and is chaired by Kyran McLaughlin. This committee has responsibility for, among other things, planning and reviewing the group's annual and quarterly reports and accounts and the involvement of the group's auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the requirements of the Securities and Exchange Commission, Nasdaq and the Irish Stock Exchange, and ensuring that an effective system of internal financial controls is maintained. The Audit Committee recommends to the board of directors the selection of an independent accounting firm and approves the fees and other compensation to be paid to the group's accounting firm. The ultimate responsibility for reviewing and approving the group's annual and quarterly reports and accounts remains with the board of directors.

The *remuneration committee* comprises Thomas W. Keaveney, Kyran McLaughlin and Patrick McDonagh and is chaired by Thomas W. Keaveney. This committee determines, within agreed terms of reference, the group's policy on compensation of executive officers and key employees and specific remuneration packages for each of the executive directors, including pension rights. The Remuneration Committee is also responsible for the administration and approval of options to purchase shares pursuant to the group's option schemes.

The board has not appointed a senior non-executive director.

The group does not have a nominations committee. However, directors are selected through a formal process and their appointments are ratified by the board as a whole. At every annual general meeting of shareholders, one-third of directors who are subject to rotation must retire or stand for re-election in accordance with the Articles of Association.

Non-executive directors are not appointed for specific terms. The board believes that the fixing of specific terms for non-executive directors could restrict the experience and knowledge of the business gained by the non-executive directors.

DIRECTORS' REPORT

for the year ended 30 June 2001 (Continued)

CORPORATE GOVERNANCE (Continued)

All non-executive directors have full access to the company secretary and may obtain independent professional advice at the group's expense. While there have been no formal procedures agreed by the board for executive directors to take independent professional advice at the expense of the group, if a situation arises where the executive director, in the furtherance of his duties, requires it, such independent professional advice shall be made available at the expense of the group.

While directors on their initial appointment are given a detailed briefing, there are no formal procedures for briefing and training new directors.

The following persons shall be submitted for re-election as directors at the forthcoming annual general meeting:

Patrick McDonagh is the founder of the group. He served as Chairman of the Board from December 1995 until July 2001, at which time he resigned as Chairman of the Board and continued in the role of non-executive director. A primary school teacher by training, Patrick McDonagh has spent most of his career in the computer-based training industry. In 1983, he founded the CBT Group, now known as SmartForce plc, of which he remains a director and which was listed on Nasdaq in 1995. Patrick McDonagh is also a director of several other companies, including Rapid Technology Group plc.

Thomas W. Keaveney was appointed as a director of the group in February 2000. He has been a Managing Director and the head of the Private Finance Department of Credit Suisse First Boston Corporation since 1982. He also acts as a non-executive director of Hibernia Foods plc, a Nasdaq listed company. Thomas W. Keaveney holds B.A. and M.A. degrees in economics from Fordham University.

The following people have been appointed to the board of directors since the last annual general meeting:

James P. Levy has served on group's board of directors since February 2001 and was appointed to the role of Executive Vice Chairman for the group in July 2001. In October 2001, he was appointed Chief Operating Officer. Prior to joining the group, Mr. Levy served as President and Chief Operating Officer of Harcourt, Inc., which was recently purchased by Reed Elsevier plc, an international publisher and leading specialty retailer. During his tenure, Mr. Levy played a major role in building Harcourt into one of the largest companies in the industry. Prior to joining Harcourt in 1992, Mr. Levy held senior management positions including Chief Executive Officer of Macmillan/McGraw Hill School Division, President and Chief Executive Officer of McGraw Hill College Division, President of Scott Foresman-College Division, President and Chief Executive Officer of Merrill Publishing Company, and Executive Vice President and co-founder of Prentice Hall's Goodyear Publishing. Mr. Levy is currently a director of Behavioral Healthcare Partners. He is a graduate of the University of Illinois, Champaign, IL, and holds a B.S. in Accounting and Finance and a B.Ed. Business Education.

DIRECTORS' REPORT

for the year ended 30 June 2001 (Continued)

CORPORATE GOVERNANCE (Continued)

Anthony Lucki was appointed a director of the group in December 2001 as the nominee of Reed Elsevier plc, in connection with its investment made in the group. He began his publishing career with Harcourt in 1975 as an Assistant Editor, and his responsibilities have increased over the years to Vice President and Publisher in 1989 and President and CEO of Harcourt School Publishers in 1997. He currently serves as President and CEO of Harcourt Education, which comprises a group of eight companies in the K-12 school market plus the children's and adult trade market and is a director of the Association of American Publishers. Mr. Lucki earned a B.S. in Business Administration degree at Western New England College and a M.A. in Teaching degree at the University of Louisville while he was in the Teacher Corps.

Gail E. Pierson was appointed as a director of the group in December 2001. She has served as President, Product Development & Operations since October 2001. She joined the group in July 1999 as Chief Operating Officer following the acquisition of Logal Software and served as President and Chief Operating Officer from January to September 2001. Prior to joining Logal Software she was President of J-Net Consulting since 1991, providing a wide range of consulting services to international media organisations in the fields of management, development, marketing and technology, including for Logal, where she was acting Chief Operating Officer. She had served previously as Chief Operating Officer for The Christian Science Monitor and as a media consultant to the New York Times. Ms. Pierson began her career in education as an English teacher in schools in New York, Boston and Los Angeles.

Directors remuneration

The group's remuneration policy for the executive directors and details of directors' remuneration are contained in the remuneration report on pages 13 to 15.

Communications with shareholders

Communications with shareholders are given high priority and there is regular dialogue with individual institutional shareholders, as well as general presentations at the time of the release of annual and quarterly results. The annual and quarterly results are also posted on the group's web site, *riverdeep.net*. The company's annual general meeting affords shareholders the opportunity to question the chairman and the board.

Internal control

Following the issuance of "Internal Control: Guidance for Directors on the Combined Code" (the Turnbull guidance), the group has adopted the transitional approach for the internal control aspects of the Combined Code which applies to companies with a secondary listing on the Irish Stock Exchange. The group is reviewing its internal control procedures to ensure full compliance and expects to establish any additional procedures necessary to implement the guidance during the next financial year. Meanwhile the group reports on the review of the effectiveness of internal financial control.

The directors have overall responsibility for the group's system of internal financial control and have delegated responsibility for the implementation of this system to executive management. This system includes financial controls, which enable the board to meet its responsibilities for the integrity and accuracy of the group's accounting records.

DIRECTORS' REPORT
for the year ended 30 June 2001 (Continued)

CORPORATE GOVERNANCE (Continued)

The Audit Committee meets on a regular basis with external auditors and satisfies itself as to the adequacy of the group's internal financial control systems including, inter-alia, accounting controls and computer system security.

The group's system of internal financial control provides reasonable, though not absolute, assurance that assets are safeguarded, transactions authorised and recorded properly and that material errors or irregularities are either prevented or detected within a timely period. Having made appropriate enquires, the directors consider that the system of internal financial controls operated effectively during the period covered by the financial statements and up to the date on which the financial statements were signed.

GOING CONCERN
After making enquiries, the directors have a reasonable expectation that the company and the group as a whole have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS
Irish company law requires the directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

DIRECTORS' REPORT

for the year ended 30 June 2001 (Continued)

AUDITORS

Ernst & Young will continue in office in accordance with Section 160(2) of the Companies Act, 1963.

ANNUAL GENERAL MEETING

Your attention is drawn to the letter to shareholders and the notice of meeting enclosed with this report, which sets out additional matters to be considered at the annual general meeting.

On behalf of the directors

Barry O'Callaghan
James P. Levy
Directors

15 January 2002

REMUNERATION REPORT ON BEHALF THE BOARD
for the year ended 30 June 2001

Remuneration Committee
The Remuneration Committee, whose members are listed on page 8, consists exclusively of non-executive directors with no financial interest other than as shareholders in the matters to be decided by the Committee, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business.

The remuneration of the non-executive directors is determined by the board.

Remuneration policy for executive directors
The group expects top levels of ability and commitment from all members of management. In return, it aims to provide a high-level compensation package linked to the financial prosperity of the group and its shareholders.

The board determines the contracts of service and emoluments of all directors. Remuneration rates for executive directors and other senior executives are reviewed in consultation, where appropriate, with the Chief Executive Officer and the Committee have access to professional advice inside and outside the group.

Base salary for executive directors reflects job responsibility and the levels prevailing in the appropriate market for comparable companies. In addition, executive directors are eligible to participate in an annual bonus scheme based on corporate and individual performance.

Executive directors also participate in the group's share option scheme. The following is a brief description of the group's share option scheme pursuant to which options are granted to directors.

The group established a share option scheme ("the scheme") in November 1998, which is available to all employees of the group and such other persons as the board of directors determine. The scheme initially provided for the issuance of up to 11,111,110 of the group's ordinary shares. The group's board of directors and shareholders approved an amendment to the scheme providing for an increase in the number of ordinary shares that may be issued to an aggregate of 13,827,000 effective 17 December 1999. On 15 February 2000, the group's board of directors and shareholders approved amendments to the scheme providing for an increase in the number of ordinary shares that may be issued to an aggregate of 33,150,000 and to increase the term for new options granted after 15 February 2000 from seven to ten years. On 22 February 2001, the group's board of directors and shareholders approved amendments to the scheme providing for an increase in the number of ordinary shares that may be issued to an aggregate of 50,000,000.

The board of directors generally determines the pricing and vesting periods of the options granted. The exercise price of options granted cannot be less than the par value of the underlying shares and in the case of options which qualify as incentive share options for United States tax purposes, not less than the market value of the shares on the date of grant. Options granted to 30 June 1999 generally have a two-year vesting period and were granted in November 1998. Options granted thereafter vest annually over three years. At 30 June 2001, options to purchase 27,293,984 ordinary shares were outstanding.

REMUNERATION REPORT ON BEHALF THE BOARD
for the year ended 30 June 2001 (Continued)

Remuneration policy for executive directors (Continued)
The board of directors is satisfied that the executive officers of the group are dedicated to achieving significant improvements in the long-term financial performance of the group and that the compensation policies and programmes implemented and administered have and will continue to contribute towards achieving this goal.

Pensions
There are no pensions provided for the executive directors.

Service contracts of directors
No director has entered into a service contract with the company with a notice period of twelve months or more. The term of each directorship is not fixed and (subject to earlier termination) will continue until the director is required to retire by rotation and is not re-elected in accordance with the company's Articles of Association. In addition, the group has entered into a services agreement with Silverbank Limited for the provision of the services of Barry O'Callaghan as Chief Executive Officer. This agreement is terminable in accordance with its terms, and by six months' notice by either party.

Directors' share options

Details of movements on outstanding options are set out in the table below:

	At 30 June 2000	*Granted during year*	*At 30 June 2001*	*Weighted average option price US$*	*Earliest exercise date*	*Expiry date*
Barry O'Callaghan	3,000,000	–	3,000,000	3.33	March 2001	2010
	–	3,600,000	3,600,000	3.02	July 2001	2010
James P. Levy	–	450,000	450,000	4.13	May 2002	2011
Thomas W. Keaveney	300,000	–	300,000	3.33	March 2001	2010
	–	150,000	150,000	3.91	February 2002	2011
Kyran McLaughlin	300,000	–	300,000	3.33	March 2001	2010
	–	150,000	150,000	3.91	February 2002	2011
Lee A. Dayton	–	450,000	450,000	3.91	February 2002	2011

REMUNERATION REPORT ON BEHALF THE BOARD

for the year ended 30 June 2001 (Continued)

Remuneration of directors

The following table sets out the remuneration of the directors in accordance with the rules of the Irish Stock Exchange:

	2001	*2000*
	US$'000	*US$'000*
Executive directors		
Salary	500	321
Number of executive directors	1	2*
Non-executive directors		
Fees – services as a director	71	39
Fees – remuneration for other services	–	16
	71	55
Number of non-executive directors	5	3

** Patrick McDonagh became a non-executive director effective on 23 February 2000.*

Individual Remuneration for the year ended 30 June 2001

Name	*Basic Salary and fees US$*	*Incentive bonus US$*	*Total US$*
Barry O'Callaghan	250,000	250,000	500,000
James P. Levy (1)	8,514	–	8,514
Patrick McDonagh (2)	14,191	–	14,191
Thomas W. Keaveney (2)	17,029	–	17,029
Kyran McLaughlin (2)	17,029	–	17,029
Lee A. Dayton (2)	14,191	–	14,191
	320,954	250,000	570,954

(1) Mr. Levy began to receive compensation from the group for his service as Executive Vice Chairman commencing in July 2001. Until then, Mr. Levy was compensated as a non-executive director for the portion of the year in which he served in that capacity.

(2) The directors are reimbursed for reasonable out-of-pocket expenses incurred by them in attending meetings of the Board of Directors or its committees.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF RIVERDEEP GROUP PLC

We have audited the group's financial statements for the year ended 30 June 2001 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Statement of Cash Flow and the related notes 1 to 31. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Irish law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report and Remuneration Report on behalf of the Board. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at 30 June 2001 and of the loss of the group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

In our opinion the company balance sheet does not disclose a financial situation which, under the provisions of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

Ernst & Young
Registered Auditors
Dublin

15 January 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 30 June 2001

	Note	2001 US$'000	2000 US$'000
Turnover – continuing operations	2	51,884	8,312
Cost of sales		(7,368)	(486)
Gross profit		44,516	7,826
Net operating costs	3	(100,989)	(31,739)
Consultancy fee	4	-	(12,500)
Group operating loss		(56,473)	(36,413)
Interest receivable and similar income		3,860	1,909
Interest payable and similar charges	5	(99)	(666)
Loss on ordinary activities before taxation	6	(52,712)	(35,170)
Tax on loss on ordinary activities	8	–	(58)
Loss for the financial year		(52,712)	(35,228)
Loss brought forward at beginning of year		(46,407)	(11,179)
Loss carried forward at end of year	21	(99,119)	(46,407)
Basic loss per ordinary share	10	*US$* (0.27)	*US$* (0.27)
Diluted loss per ordinary share	10	*US$* (0.27)	*US$* (0.27)

There are no recognised gains or losses in either year other than the loss attributable to the shareholders of the group.

Approved by the board on 15 January 2002

Barry O'Callaghan
James P. Levy
Directors

CONSOLIDATED BALANCE SHEET
at 30 June 2001

	Note	2001 US$'000	2000 US$'000
ASSETS EMPLOYED			
FIXED ASSETS			
Intangible assets	11	154,734	3,107
Tangible assets	12	8,357	2,546
		163,091	5,653
CURRENT ASSETS			
Stock	14	2,462	–
Debtors	15	38,314	9,435
Investments	16	37,478	50,703
Cash at bank and in hand		16,508	48,577
		94,762	108,715
CREDITORS (amounts falling due within one year)	17	(31,922)	(11,914)
NET CURRENT ASSETS		62,840	96,801
TOTAL ASSETS LESS CURRENT LIABILITIES		225,931	102,454
CREDITORS (amounts falling due after more than one year)	18	(217)	(349)
		225,714	102,105
FINANCED BY			
CAPITAL AND RESERVES			
Called up share capital	19	20,548	16,374
Share premium	21	527,193	411,760
Merger reserve	20	(310,986)	(310,986)
Other reserves	21	37,573	31,364
Shares to be issued	21	50,505	–
Profit and loss account	21	(99,119)	(46,407)
Equity shareholders' funds	21	225,714	102,105

Approved by the board on 15 January 2002

Barry O'Callaghan
James P. Levy
Directors

COMPANY BALANCE SHEET
at 30 June 2001

ASSETS EMPLOYED	*Note*	*2001 US$'000*	*2000 US$'000*
FIXED ASSETS			
Financial assets	13	336,402	311,141
CURRENT ASSETS			
Debtors	15	264,968	115,809
Cash at bank and in hand		427	1,492
		265,395	117,301
CREDITORS (amounts falling due within one year)	17	(150)	(257)
NET CURRENT ASSETS		265,245	117,044
TOTAL ASSETS LESS CURRENT LIABILITIES		601,647	428,185

FINANCED BY

CAPITAL AND RESERVES			
Called up share capital	19	20,548	16,374
Share premium	21	527,193	411,760
Other reserves	21	7,548	1,339
Shares to be issued	21	50,505	–
Profit and loss account	21	(4,147)	(1,288)
Equity shareholders' funds	21	601,647	428,185

Approved by the board on 15 January 2002

Barry O'Callaghan
James P. Levy
Directors

CONSOLIDATED STATEMENT OF CASH FLOW
for the year ended 30 June 2001

	Note	2001 US$'000	2000 US$'000
Net cash outflow from operating activities	25	(20,972)	(70,351)
Returns on investments and servicing of finance			
Interest received		3,860	1,909
Interest and similar charges paid		(64)	(631)
Finance lease interest		(35)	(35)
Net cash inflow from returns on investment and the servicing of finance		3,761	1,243
Taxation			
Taxes paid		(58)	–
Capital expenditure and financial investment			
Payments for tangible fixed assets		(6,197)	(2,270)
Acquisitions and disposals			
Acquisition of subsidiary undertakings		(11,449)	(4,512)
Net cash outflow before financing		(34,915)	(75,890)
Financing			
Issue of ordinary share capital		3,208	131,383
Repayment of loans		(119)	(2,083)
Repayment of directors loan, net		–	(3,488)
Capital element of finance lease repaid		(127)	(323)
Net cash inflow from financing		2,962	125,489
(Decrease) increase in cash	26	(31,953)	49,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001

1. ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Organisation*

Riverdeep Group plc ("the company") is incorporated as a public limited company under the laws of Ireland. Riverdeep Group plc and its subsidiaries, all of which are wholly owned, (collectively, "the group"), operate in one operating segment: interactive educational software. The group provides interactive educational software and related professional services, consisting of training, installation and support. The primary market for the group's products comprise US schools from kindergarten through high school ("K-12") and related consumers of educational software.

Riverdeep Interactive Learning Limited was formed in December 1995 and was principally engaged in research and development activities until the initial commercial release of educational courses in January 1999. Riverdeep Group plc was incorporated on 16 December 1999 for the purpose of acquiring the entire issued share capital of Riverdeep Interactive Learning Limited and its wholly owned subsidiaries.

On 15 February 2000, Riverdeep Group plc acquired the entire issued share capital of Riverdeep Interactive Learning Limited pursuant to a share exchange agreement between Riverdeep Group plc, Riverdeep Interactive Learning Limited and each of Riverdeep Interactive Learning Limited's shareholders whereby each shareholder in Riverdeep Interactive Learning Limited received ten US$0.10 ordinary shares in Riverdeep Group plc in return for each IR£0.01 ordinary share in Riverdeep Interactive Learning Limited.

Simultaneously with the completion of the share exchange, all the holders of outstanding unexercised options to subscribe for shares in Riverdeep Interactive Learning Limited exchanged their subscription rights for new rights to subscribe for shares in Riverdeep Group plc.

(b) *Basis of presentation and principles of consolidation*

The financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles in the Republic of Ireland and include Riverdeep Group plc and its subsidiaries after eliminating all material inter-company accounts and balances.

The group reconstruction referred to above was accounted for under the principles of merger accounting in accordance with Financial Reporting Standard Number 6 ("FRS 6") as though the group reconstruction were in place since incorporation of Riverdeep. Consequently although Riverdeep Group plc was not incorporated until 16 December 1999 and the acquisition of the entire issued share capital of Riverdeep did not take place until 15 February 2000, the group financial statements are presented as if the companies had always been part of the same group.

On consolidation, the difference between the nominal value of the share capital of Riverdeep Interactive Learning Limited and the book value of the investment equated to a merger reserve in the balance sheet. Any existing balance on the share premium account of the underlying subsidiary was shown as a movement on other reserves in the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

1. ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) *Turnover*

The group's revenue is mainly derived from product license fees, subscriptions, royalties and charges for services. Where an arrangement to deliver software does not require significant production, modification or customisation, the group recognises software revenues when all of the following criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred;
- the fee is fixed or determinable; and
- collectibility is probable.

Where a significant portion of the software license fee in a direct sale arrangement is due more than one year after the date of delivery of the product, the arrangement fee is presumed not fixed or determinable. Where an arrangement fee is not considered fixed or determinable at the outset of the arrangement, revenue is recognised as payments become due from the customer, assuming all other conditions for revenue recognition have been satisfied.

Where the group enters into a multiple element arrangement consisting of both products and services, revenue is allocated between the elements based on vendor specific objective evidence of fair values. The portion of the fee allocated to an element is recognised when the four criteria for revenue recognition stated above have been met.

Subscriptions are recognised utilising the subscription method of accounting over the term of the subscription period, beginning in the month of sale.

The group recognises service revenue when earned. Service revenue is derived from installation and training services. Services are provided primarily on a time basis, for which revenue is recognised in the period that the services are provided. Post-contract support obligations are limited to telephone customer support and unspecified upgrades or enhancements. The estimated cost of providing telephone customer support is insignificant and expensed as incurred and unspecified upgrades or enhancements offered have been and are expected to be minimal and infrequent.

The group recognises guaranteed non-refundable royalties when all of the criteria, listed above, have been complied with.

(d) *Cost of sales*

Cost of sales includes CDs, packaging, shipping, software documentation, labour, royalties in relation to the Logal educational software, telephone and other costs associated with the delivery of software products and services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

1. ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) *Tangible fixed assets*

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of tangible fixed assets over their expected useful lives as follows:

Computer software and equipment	3 years
Furniture and fixtures	5 years
Leasehold Improvements	shorter of the life of the lease or useful economic life

(f) *Intangible fixed assets*

Intangible assets comprise developed technology, brand names, trademarks and domain names and goodwill. Goodwill represents the excess of the total consideration, both actual and deferred, over the fair value of the net assets acquired in the acquisition. Where the deferred consideration is contingent and dependent on future trading performance, an estimate of the likely consideration is made. This contingent deferred consideration is re-assessed annually and a corresponding adjustment is made to goodwill arising on acquisition.

Developed technology, brand names, trademarks and domain names are recorded at their fair value at the date of acquisition and amortised over the estimated useful lives of the assets using the straight line method. The estimated useful lives of these assets are as follows:

Developed technology	5 years
Brand names, trademarks and domain names	2 to 5 years
Goodwill	5 years

(g) *Stocks*

Stocks are stated at the lower of cost and net realisable value. Net realisable value is based on estimated selling price less any further costs expected to be incurred to disposal.

(h) *Research and development*

Research and development expenditures, net of related grants, are charged to operations as incurred. Software development costs subsequent to the establishment of technological feasibility are considered capitalisable. Based on the group's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the group between completion of the working model and the point at which the product is ready for general release have been insignificant. Through 30 June 2001, all software development costs have been expensed as incurred. The group expensed the full amount of the cost of acquired in process research and development during the year ended 30 June 2001, as the technology had not reached technological feasibility and had no alternative uses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

1. ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) *Leased assets*

Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership to the group are capitalised as tangible fixed assets. The capital element of the related rental obligations is included in creditors. The finance element of the rental payments is charged to the profit and loss account in the period incurred as estimated under the sum of digits method.

Rentals in respect of all other leases are charged to the profit and loss account as incurred.

(j) *Government grants*

Research and development grants received are credited to operations once approved by the grant authority and offset against the related expense.

(k) *Pension costs*

The group sponsors and contributes to defined contribution plans for certain employees. Contributions are charged to the profit and loss account in the period to which they relate.

(l) *Discounts on share options*

In accordance with the requirements of UITF Abstract 17, "Employee Share Schemes", discounts on share options granted to employees and directors under the group Share Option Scheme, representing the difference between the market value of the shares at the date of grant of the option and the option price, are recognised in the profit and loss account on a straight line basis over the vesting period. The corresponding credit is reported in other reserves.

(m) *Derivatives and financial instruments*

At present, the group does not enter into forward foreign currency contracts or other derivative instruments as the related exposures are not material to the group and do not warrant such complexity.

(n) *Investments*

The group has adopted US Statement of Financial Accounting Standard ("SFAS") Number 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments comprise equity securities and are classified as available for sale securities in accordance with the terms of SFAS No. 115 and reported at fair value, and unrealised gains and losses are reported as movements on revaluation reserve. At 30 June 2001, cost approximated fair value.

(o) *Foreign currency translation*

The US dollar is the functional currency for the company and the company's subsidiaries. Gains and losses arising on the remeasurement into US dollars of amounts denominated in foreign currencies are included in the profit and loss account for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

1. ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) *Acquisitions*

Turnover and results of acquired undertakings are consolidated in the group profit and loss account from the date on which control over the operating and financial decisions is obtained.

2. GEOGRAPHIC INFORMATION

	2001	*2000*
TURNOVER	*US$'000*	*US$'000*
Amount of turnover from external customers by type of revenue		
Product	51,571	8,062
Other	313	250
	51,884	8,312
Amount of turnover from external customers by location of customer		
United States of America	49,677	7,062
Republic of Ireland	–	1,000
Other	2,207	250
	51,884	8,312
Amount of turnover from external customers by origin		
United States of America	51,884	7,062
Republic of Ireland	–	1,250
	51,884	8,312

There were no significant customers during the year ending 30 June 2001. Revenues from one customer represented approximately 12% of the group's revenue for the year ended 30 June 2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

2. GEOGRAPHIC INFORMATION (Continued)

NET OPERATING ASSETS	*2001*	*2000*
An analysis of net operating assets by location is as follows:	*US$'000*	*US$'000*
Republic of Ireland	13,731	1,054
United States of America	158,948	201
Rest of the world	1,486	2,231
Net operating assets	174,165	3,486
Reconciliation to net assets		
Investments	37,478	50,703
Net funds	14,071	47,916
Net assets	225,714	102,105

Net operating assets comprise total assets less total liabilities but excluding all assets and liabilities of a financing nature.

An analysis of group operating loss by location is not provided since, in the opinion of the directors, the disclosure of this information would be prejudicial to the interests of the group.

3. NET OPERATING COSTS

	2001	*2000*
	US$'000	*US$'000*
Distribution costs	33,347	15,194
Administrative expenses	31,830	5,907
Research and development	25,872	10,638
In process research and development (note 22)	9,940	–
	100,989	31,739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

4. EXCEPTIONAL ITEM

	2001 US$'000	2000 US$'000
Consultancy fee	-	12,500

On 22 September 1999, the group contracted with Silverbank Limited ("Silverbank"), a Jersey incorporated company beneficially owned, at that time, by Mr. O'Callaghan, for the identification and services of the Chief Executive Officer of the group. In exchange for identifying the Chief Executive Officer, the group allotted, on a non-refundable basis, 11,111,110 ordinary shares with an aggregate nominal value of US$1.1 million to Silverbank. The fair value of these shares at that date was US$12,500,000, or US$1.125 per share. The group expensed the full amount of this consultancy fee on the date of the transaction.

5. INTEREST PAYABLE AND SIMILAR CHARGES

	2001 US$'000	2000 US$'000
Bank charges and interest on loans repayable within five years:		
by instalments	62	21
other than by instalments	2	610
Finance lease charges	35	35
	99	666

6. LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

	2001 US$'000	2000 US$'000
The loss on ordinary activities before taxation is stated after charging (crediting):		
Directors' remuneration	571	376
Auditors' remuneration	109	52
Depreciation	2,200	574
Amortisation of intangible assets	20,548	983
Discounts on share options expensed	2,682	1,339
Research and development grants receivable	-	(52)

7. LOSS ATTRIBUTABLE TO THE GROUP

A separate profit and loss account for Riverdeep Group plc has not been prepared because the conditions laid down in Section 3(2) of the Companies (Amendment) Act, 1986, have been complied with. The amount of the loss dealt with in the parent undertaking was US$2,859,000 (2000: US$1,288,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

8. TAX ON LOSS ON ORDINARY ACTIVITIES

No charge to corporation taxation arises in the current year due to the availability of losses. A tax charge of US$58,000 arose in the prior year on Irish deposit interest income.

9. EMPLOYEES

	2001	*2000*
	Number	*Number*
The average number of persons employed by the group, by department, during the year was as follows:		
Research and development	179	123
Distribution	126	86
General and administrative	44	32
	349	241
The staff costs comprise:	*US$'000*	*US$'000*
Wages and salaries	27,306	9,270
Social welfare costs	2,533	624
Pension costs	1,304	91
	31,143	9,985

10. LOSS PER ORDINARY SHARE

Basic and diluted loss per ordinary share are calculated in accordance with Financial Reporting Standard Number 14, " Earnings per share".

The following sets forth the computation of basic and diluted loss per ordinary share:

	2001	*2000*
Numerator	*US$'000*	*US$'000*
Numerator for basic and diluted loss per ordinary share – loss on ordinary activities after taxation	(52,712)	(35,228)
Denominator		
Denominator for basic and diluted loss per share – weighted average ordinary shares	192,861	130,613
Basic and diluted loss per ordinary share	*US$ (0.27)*	*US$ (0.27)*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

10. LOSS PER ORDINARY SHARE (Continued)

The effect of employee stock options have not been included in the computation of diluted loss per ordinary share as to do so would have been antidilutive. The weighted average number of options outstanding for the years ended 30 June 2000 and 2001 were 11,878,992 and 24,649,457, respectively.

11. INTANGIBLE FIXED ASSETS

GROUP	*Developed technology US$'000*	*Brand names, trademarks & domain names US$'000*	*Goodwill US$'000*	*Total US$'000*
Cost				
At 1 July 2000	2,700	246	1,144	4,090
Arising on acquisitions	10,337	11,264	150,574	172,175
At 30 June 2001	13,037	11,510	151,718	176,265
Amortisation				
At 1 July 2000	540	123	320	983
Amortised in year	1,531	1,904	17,113	20,548
At 30 June 2001	2,071	2,027	17,433	21,531
Net book amounts				
At 30 June 2001	10,966	9,483	134,285	154,734
At 30 June 2000	2,160	123	824	3,107

12. TANGIBLE FIXED ASSETS

GROUP	*Leasehold Improvements US$'000*	*Computer software & equipment US$'000*	*Furniture and fixtures US$'000*	*Total US$'000*
Cost				
At 1 July 2000	–	3,366	256	3,622
Additions	974	4,559	664	6,197
Acquisitions	286	1,236	292	1,814
At 30 June 2001	1,260	9,161	1,212	11,633

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

12. TANGIBLE FIXED ASSETS (Continued)

	Leasehold Improvements US$'000	*Computer software & equipment US$'000*	*Furniture and fixtures US$'000*	*Total US$'000*
Depreciation				
At 1 July 2000	–	992	84	1,076
Charge in year	75	1,937	188	2,200
At 30 June 2001	75	2,929	272	3,276
Net book amounts				
At 30 June 2001	1,185	6,232	940	8,357
At 30 June 2000	–	2,374	172	2,546

The net book amounts of fixed assets include US$325,000 (2000: US$370,000) in respect of computer software and equipment. The depreciation charge for the year in respect of these assets was US$229,000 (2000: US$290,000).

13. FINANCIAL FIXED ASSETS

	2001 US$'000	*2000 US$'000*
COMPANY		
Shares in subsidiary undertakings – unlisted at cost		
At 1 July 2000	311,141	311,141
Additions during year	25,261	–
At 30 June 2001	336,402	311,141

In the opinion of the directors, the value to the company of the unlisted investments is not less than shown above.

At 30 June 2001, the company had the following wholly owned subsidiary undertakings. All shareholdings are in ordinary shares:

Name	*Nature of business*	*Registered office*
Riverdeep Interactive Learning Limited	Product development	Third Floor, Styne House, Upper Hatch Street, Dublin 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

13. FINANCIAL FIXED ASSETS (Continued)

Name	*Nature of business*	*Registered office*
Riverdeep Inc.	Trading company	125 CambridgePark Drive, Cambridge, Massachusetts 02140, United States of America.
Fast Break Limited	Product development	111 Arlozorov Street, Tel Aviv, Israel.
Riverdeep Group Finance Limited	Group finance company	PO Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.
Halehearty Trading Limited	Dormant	Third Floor, Styne House, Upper Hatch Street, Dublin 2.
Silverbank Limited	Executive management services	PO Box 87, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.
Ed-Vantage Software, Inc.	Product development	125 CambridgePark Drive, Cambridge, Massachusetts 02140, United States of America.

14. STOCK

	2001 US$'000	*2000 US$'000*
Finished Goods	2,462	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

15. DEBTORS

GROUP	*2001*	*2000*
Amounts falling due within one year	*US$'000*	*US$'000*
Trade debtors	34,615	7,000
VAT recoverable	134	221
Other debtors	3,565	2,214
	38,314	9,435

COMPANY	*2001*	*2000*
	US$'000	*US$'000*
Amounts falling due within one year		
Amounts owed by subsidiary undertakings	264,968	115,370
Other debtors	–	439
	264,968	115,809

16. INVESTMENTS

	2001	*2000*
	US$'000	*US$'000*
GROUP		
US Government agency notes	35,728	–
Auction rate cumm. preferred notes	1,750	30,050
Commercial paper	–	20,653
	37,478	50,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

17. CREDITORS

GROUP	*2001* *US$'000*	*2000* *US$'000*
Amounts falling due within one year		
Bank loans	84	89
Note payable	2,000	–
Trade creditors	5,452	3,448
Finance lease obligations	136	223
Corporation tax	–	58
PAYE and PRSI	53	83
Deferred revenue	13,043	4,939
Accruals and other creditors	11,154	3,074
	31,922	11,914

In connection with the acquisition of Teacher Universe, Inc. in May 2001, the group assumed a note payable of US$2.0 million, due on 30 September 2001. The note is unsecured and bears an interest rate of 7% per annum.

COMPANY	*2001* *US$'000*	*2000* *US$'000*
Amounts falling due within one year		
VAT payable	–	94
Accruals and other creditors	150	163
	150	257

18. CREDITORS

GROUP	*2001* *US$'000*	*2000* *US$'000*
Amounts falling due after more than one year		
Long-term debt:		
Repayable –		
Between one and two years	92	95
Between two and five years	54	165
	146	260
Finance lease obligations	71	89
	217	349

The long-term debt is unsecured, carries interest at a fixed rate of 6.5% and is due for repayment by 15 February 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 June 2001 (Continued)

19. CALLED UP SHARE CAPITAL

	2001 US$'000	2000 US$'000
COMPANY AND GROUP		
Authorised		
1,000,000,000 ordinary shares of US$0.10 each	100,000	100,000
100,000,000 convertible preference shares of US$0.10 each	10,000	10,000
	110,000	110,000

	2001 US$'000	2000 US$'000
GROUP		
Allotted, called up and fully paid		
At start of year	16,374	10,000
Issuance of ordinary shares for non-cash consideration (i)	–	1,111
Issuance of ordinary shares in share placing (ii)	–	1,333
Issuance of ordinary shares on initial public offering (iii)	–	3,924
Issuance of ordinary share in connection with acquisitions (iv)	3,441	–
Issuance of ordinary shares on exercise of options (v)	680	–
Employee share purchase plan (vi)	16	6
Issuance of ordinary shares on exercise of Ed-Vantage warrants and options	37	–
At end of year	20,548	16,374
Number of ordinary shares ('000)	205,480	163,738
COMPANY		
Allotted, called up and fully paid		
At start of year	16,374	–
Shares issued for shares in Riverdeep Interactive Learning Limited *(note 1)*	–	12,444
Issuance of ordinary shares on initial public offering (iii)	–	3,924
Issuance of ordinary share in connection with acquisitions (iv)	3,441	–
Issuance of ordinary shares on exercise of options (v)	680	–
Employee share purchase plan (vi)	16	6
Issuance of ordinary shares on exercise of Ed-Vantage warrants and options	37	–
At end of year	20,548	16,374
Number of ordinary shares ('000)	205,480	163,738

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

19. CALLED UP SHARE CAPITAL (Continued)

(i) *Issuance of ordinary shares for non-cash consideration*

On 22 September 1999, the group contracted with Silverbank, a Jersey incorporated company beneficially owned, at that time, by Mr. O'Callaghan, for the identification and services of the Chief Executive Officer of the group. Refer to note 4 for further details.

(ii) *Share placing*

On 6 October 1999, the group sold 13.33 million ordinary shares with an aggregate nominal value of US$1.333 million through a private placement to fund the group's continued development. The total gross proceeds of the placement amounted to US$15 million.

(iii) *Initial public offering*

On 9 March 2000, the group completed an initial public offering of 39.2 million ordinary shares with an aggregate nominal value of US$3.924 million, at US$3.33 per share. The total gross proceeds to the group were approximately US$131 million.

(iv) *Acquisitions*

During the year the group issued 34.41 million ordinary shares with an aggregate nominal value of US$3.441 million in connection with the acquisition of Ed-Vantage Software, Inc., Edmark Corporation, SmartStuff Software and Teacher Universe, Inc. The aggregate fair value of the ordinary shares issued was US$114.68 million. Refer to note 22 for further details.

(v) *Employee share option scheme*

The group established a share option scheme (the "scheme") in November 1998, which is available to all employees of the group and such other persons as the board of directors determine. The scheme initially provided for the issuance of up to 11,111,110 of the group's ordinary shares. The group's board of directors and shareholders approved an amendment to the scheme providing for an increase in the number of ordinary shares that may be issued to an aggregate of 13,827,000 effective 17 December 1999.

On 15 February 2000, the group's board of directors and shareholders approved an amendment to the scheme providing for an increase in the number of ordinary shares that may be issued to an aggregate of 33,150,000 and to increase the term for new options granted after 15 February 2000 from seven to ten years. On 22 February 2001, the group's board of directors and shareholders approved amendments to the scheme providing for an increase in the number of ordinary shares that may be issued to an aggregate of 50,000,000. The pricing and vesting periods of the options granted are generally determined by the board of directors. The exercise price of options granted cannot be less than the par value of the underlying shares and, in the case of options which qualify as incentive share options for United States tax purposes, not less than the market value of the shares on the date of grant.

Options granted to 30 June 1999 generally have a two year vesting period and were granted in November 1998. Options granted thereafter vest annually over three years. At 30 June 2000 and 2001, options to purchase 19,222,000 and 27,293,984 ordinary shares respectively were outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

19. CALLED UP SHARE CAPITAL (Continued)

(v) *Employee share option scheme (continued)*

A summary of the group's stock option activity and related information for the years ended 30 June 2000 and 2001 is as follows:

	Options 2001 Number	*Weighted average exercise price 2001 US$*	*Options 2000 Number*	*Weighted average exercise price 2000 US$*
Options outstanding at beginning of year	19,222,000	1.659	7,000,000	0.295
Granted	17,542,806	3.248	12,693,500	2.429
Exercised	(6,799,708)	0.598	–	–
Forfeited	(2,671,114)	2.951	(471,500)	2.150
	27,293,984	2.819	19,222,000	1.659

(vi) *Employee share purchase plan*

In March 2000, the group established a United States' qualified Employee Share Purchase Plan (the "Plan"). The Plan is designed to give qualified employees (as defined) the opportunity to purchase designated ordinary shares of the group twice during the year, at 30 June and 31 December. The purchase price of shares acquired pursuant to the Plan, will be the lesser of 85% of the closing price at the beginning of each offering period, or 85% of the fair market value on the purchase date. The shares that may be sold pursuant to the Plan shall not exceed in the aggregate 1,750,000 ordinary shares. During the years ended 30 June 2000 and 2001, 55,818 and 163,674 ordinary shares respectively were purchased by employees under the Plan.

20. MERGER RESERVE

	2001 US$'000	*2000 US$'000*
Balance at end of year	310,986	310,986

The merger reserve represents the difference between the nominal value of the share capital of Riverdeep Interactive Learning Limited and the book value of the investment by Riverdeep Group plc at the date of the group reconstruction referred to in note 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 June 2001 (Continued)

21. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

GROUP	*Called up share capital US$'000*	*Share premium US$'000*	*Merger reserve US$'000*	*Other reserves US$'000*	*Shares to be issued US$'000*	*Profit and loss account US$'000*	*Total US$'000*
At 30 June 1999	10,000	240,000	(249,899)	3,189	–	(11,179)	(7,889)
Proceeds from share placing	1,333	–	(1,320)	14,987	–	–	15,000
Fair value of ordinary shares issued for non-cash consideration	1,111	–	(1,100)	12,489	–	–	12,500
Expenses of share issues	–	–	–	(640)	–	–	(640)
Arising on combination	–	58,667	(58,667)	–	–	–	–
Employee share purchase plan	6	148	–	–	–	–	154
Proceeds from issue of ordinary shares on IPO, net	3,924	112,945	–	–	–	–	116,869
Loss for financial year	–	–	–	–	–	(35,228)	(35,228)
Credits corresponding to discounts on share options expensed	–	–	–	1,339	–	–	1,339
At 30 June 2000	16,374	411,760	(310,986)	31,364	–	(46,407)	102,105
Issuance of ordinary shares in connection with acquisitions	3,441	111,236	–	–	–	–	114,677
Shares to be issued in connection with acquisitions	–	–	–	–	50,505	–	50,505
Issuance of options in connection with acquisition	–	–	–	5,249	–	–	5,249
Issuance of ordinary shares on exercise of Ed-Vantage warrants and options	37	1,685	-	(1,722)	–	–	–
Issuance of ordinary shares on exercise of options	680	2,072	–	–	–	–	2,752
Employee share purchase plan	16	440	–	–	–	–	456
Loss for financial year	–	–	–	–	–	(52,712)	(52,712)
Credits corresponding to discounts on share options expensed	–	–	–	2,682	–	–	2,682
At 30 June 2001	20,548	527,193	(310,986)	37,573	50,505	(99,119)	225,714

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 June 2001 (Continued)

21. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS (Continued)

COMPANY	*Called up share capital US$'000*	*Share premium US$'000*	*Other reserves US$'000*	*Shares to be issued US$'000*	*Profit and loss account US$'000*	*Total US$'000*
At 30 June 1999	–	–	–	–	–	–
Shares issued for shares in Riverdeep Interactive Learning Limited	12,444	298,667	–	–	–	311,111
Proceeds from issue of ordinary shares on IPO, net	3,924	112,945	–	–	–	116,869
Employee share purchase plan	6	148	–	–	–	154
Loss for financial year	–	–	–	–	(1,288)	(1,288)
Credits corresponding to discounts on share options expensed	–	–	1,339	–	–	1,339
At 30 June 2000	16,374	411,760	1,339	–	(1,288)	428,185
Issuance of ordinary shares in connection with acquisitions	3,441	111,236	–	–	–	114,677
Shares to be issued in connection with acquisitions	–	–	–	50,505	–	50,505
Issuance of options in connection with acquisition	–	–	5,249	–	–	5,249
Issuance of ordinary shares on exercise of Ed-Vantage warrants and options	37	1,685	(1,722)	–	–	–
Issuance of ordinary shares on exercise of options	680	2,072	–	–	–	2,752
Employee share purchase plan	16	440	–	–	–	456
Loss for financial year	–	–	–	–	(2,859)	(2,859)
Credits corresponding to discounts on share options expensed	–	–	2,682	–	–	2,682
At 30 June 2001	20,548	527,193	7,548	50,505	(4,147)	601,647

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001(Continued)

22. ACQUISITIONS

During the year, the group made four acquisitions, details of which are set out below.

Ed-Vantage
On 26 July 2000 the group acquired Ed-Vantage Software Inc. ("Ed-Vantage") for a total consideration of approximately US$24.7 million (excluding acquisition-related costs of approximately $0.6 million). The consideration will be settled in two tranches. The first tranche was settled with the issue of approximately 1.8 million ordinary shares, the assumption of 1.6 million options and warrants (with a value of US$8.4 million and US$5.25 million respectively) and US$6.5 million in cash. The second tranche will be satisfied with the issue of 980,028 ordinary shares on the first anniversary of the acquisition. The deferred consideration of approximately US$4.55 million is disclosed as "shares to be issued" within equity shareholders' funds.

The transaction was accounted for under the acquisition method of accounting. The total purchase price of US$24.7 million, plus related expenses was allocated to the acquired assets and liabilities based on their respective fair values, based primarily on an independent valuation. Amounts were allocated to goodwill of US$20 million, developed technology of US$992,000, and trademarks / domain names of US$31,000. These amounts are being amortised on a straight line basis over their useful economic lives. The amount allocated to in process research and development of US$4.27 million was expensed in full during the year ended 30 June 2001 as the technology had not reached technological feasibility and had no alternative uses. The fair value of the other net liabilities assumed was US$53,000.

Edmark
On 1 September 2000 the group completed the acquisition of certain assets of Edmark Corporation ("Edmark"), a subsidiary of International Business Machines ("IBM"), for approximately US$85.6 million (excluding related acquisition costs of approximately US$3.1 million). The transaction was accounted for under the acquisition method of accounting and was satisfied in its entirety through the issue of 27.6 million ordinary shares.

The purchase price, plus related expenses, was allocated to the acquired assets and liabilities at their estimated fair values, based primarily on an independent valuation. Amounts allocated to goodwill of US$65.5 million, trademark / domain names of US$10.6 million and developed technology of US$4.84 million, are being amortized on a straight-line basis over their useful economic lives. The fair value of other net assets acquired was approximately US$2 million. The amount allocated to in process research and development of US$5.67 million was expensed in full during the year ended 30 June 2001 as the technology had not reached technological feasibility and had no alternative uses.

SmartStuff
On 7 February 2001, the group acquired SmartStuff Software ('SmartStuff'), a division of School Specialty, Inc. for a total consideration of US$9.5 million (excluding related acquisition costs of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

22. ACQUISITIONS (Continued)
SmartStuff (Continued)

US$300,000). The transaction was accounted for under the acquisition method of accounting. The consideration will be settled in two tranches. The first tranche was settled with the issue of approximately 2.1 million ordinary shares with a value of US$8.6 million. The second tranche will be satisfied with the issue of 240,834 ordinary shares on the first anniversary of the acquisition. The deferred consideration of approximately US$953,000 is disclosed as "shares to be issued" within the equity shareholders' funds.

The purchase price, plus related expenses, was allocated to the acquired assets and liabilities at their estimated fair values based primarily on an independent valuation. Amounts allocated to goodwill of US$8.8 million, developed technology of US$600,000, and trademarks of US$150,000 are being amortised on a straight line basis over their useful economic lives. The fair value of other net assets acquired was $307,000.

Teacher Universe
On 29 May 2001, the group acquired the assets of Teacher Universe, Inc. ("Teacher Universe") from Knowledge Universe Inc. Under the terms of the agreement, the group paid US$1.0 million in cash, assumed liabilities of US$2.5 million (including US$2 million short-term debt) and issued 3 million new ordinary shares with a value of US$12.13 million in exchange for substantially all of the assets of Teacher Universe. The terms of the agreement also included an earn-out providing for the future issuance of additional Riverdeep Group plc ordinary shares, up to a maximum of US$45 million, contingent upon future revenues to be generated by the acquired assets in the period to 31 August 2003. The deferred consideration of approximately US$45 million is disclosed in "shares to be issued" within equity shareholders' funds.

The purchase price of US$58.1 million was allocated to the acquired assets and liabilities at their estimated fair values based primarily on an independent valuation. Amounts allocated to goodwill of US$56.27 million, developed technology of US$3.9 million, and web site costs of US$483,000 are being amortised on a straight line basis over their useful economic lives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30 June 2001 (Continued)

22. ACQUISITIONS *(Continued)*

The following table shows the class of each asset and liability acquired, fair value adjustments and the amount of goodwill arising on each acquisition:

	Ed-Vantage	*Edmark*	*SmartStuff*	*Teacher Universe*	*Total*
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Tangible assets	216	593	466	539	1,814
Working capital	(269)	1,444	(159)	(1,065)	(49)
Assumption of loan note payable	–	–	–	(2,000)**	(2,000)
Net (liabilities) assets acquired at fair values*	(53)	2,037	307	(2,526)	(235)
Goodwill	20,018	65,506	8,777	56,273	150,574
Developed technology and trade names/trade marks	1,023	15,445	750	4,383	21,601
In process research and development	4,273	5,667	–	–	9,940
Consideration	25,261	88,655	9,834	58,130	181,880
Satisfied by					
Issuance of ordinary shares	8,375	85,591	8,581	12,130	114,677
Shares to be issued	4,552	–	953	45,000	50,505
Issuance of options	5,249	–	–	–	5,249
Cash consideration	7,085	3,064	300	1,000	11,449
	25,261	88,655	9,834	58,130	181,880

* There were no material fair value adjustments to the book value of the assets (liabilities) acquired.

** In connection with the acquisition of Teacher Universe in May 2001, the group assumed a note payable of US$2 million, due on 30 September, 2001. The note is unsecured and bears an interest rate of 7% per annum.

No provisions were made in respect of reorganisation, redundancies or related asset write-downs in the twelve months preceding the effective dates of the acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

22. ACQUISITIONS (Continued)

Pre-acquisition profit and loss details for Ed-Vantage, Edmark and Teacher Universe follows:

			Profit (loss) after tax	
	Date of Acquisition	*Previous Year End*	*Pre-acquisition 2001 US$'000*	*Full Year 2000 US$'000*
Ed-Vantage	26 July 2000	31 December 1999	(1,168)	(844)
Edmark *	1 September 2000	31 December 1999	1,605	(1,308)
Teacher Universe	29 May 2001	31 December 2000	(4,747)	(9,114)

**Based on revenue, direct costs and expenses.*

The pre-acquisition profits (losses) shown here for Ed-Vantage, Edmark, and Teacher Universe, have been extracted from financial statements prepared under the accounting policies of the individual entities prior to acquisition. The pre-acquisition profits (losses) of SmartStuff are not material.

An analysis of group turnover and loss by on-going operations and acquisitions, or the impact of the acquisitions on the group's cash flow statement cannot be given due to the manner in which the current year acquisitions are integrated into the operations of the group. Turnover from acquisitions amounted to US$940,000 for the year ended 30 June 2000.

23. COMMITMENTS

GROUP

(a) *Finance lease commitments*

Finance leases obligations, net of interest, are due as follows:	*2001 US$'000*	*2000 US$'000*
Within one year	147	225
Between two and five years	74	91
Less interest	(14)	(4)
	207	312

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

23. COMMITMENTS (Continued)

GROUP

(b) *Operating lease commitments*

The group leases all of its office space. The group's corporate headquarters are currently located in a leased 12,814 square foot facility located at Third Floor, Styne House, Upper Hatch Street, Dublin, Ireland. This lease agreement commenced in March 2000, may be terminated on 1 March 2015, and expires on 1 March 2025. The group's U.S. headquarters are located at 125 CambridgePark Drive, Cambridge, Massachusetts and comprise 18,590 square feet. The group's Cambridge lease expires on 31 July 2005 and the group currently subleases 3,500 square feet of this space to a third party. The group maintains office and warehouse space in Redmond, Washington consisting of 68,139 square feet under leases expiring on 30 November 2004. The group maintains office space in Emeryville, California, consisting of 13,621 square feet under a lease expiring on 28 February 2002. Rent expense was approximately $648,000, and $2,105,000 in 2000, and 2001 respectively.

Leasing commitments at 30 June 2001 payable during the next twelve months are as follows:

	Land and buildings US$'000
Expiring	
Within one year	858
Between one and two years	124
Between two and five years	528
After more than five years	531
	2,041

24. CONTINGENT LIABILITIES

Under the terms of research and development agreements between the group and Enterprise Ireland, amounts received from Enterprise Ireland may be revoked in certain circumstances, principally the disposal of intellectual property arising from the grant aided research and development. The group has complied with the terms of the grant agreement to 30 June 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

25. RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES	*2001* *US$'000*	*2000* *US$'000*
Operating loss	(56,473)	(36,413)
Depreciation	2,200	574
Amortisation of intangible assets	20,548	983
Consultancy fees	–	12,500
Increase in stock	(445)	–
Increase in debtors	(27,135)	(7,437)
(Increase) decrease in investments	13,225	(50,703)
Increase in creditors	14,486	8,806
Discounts on share options expensed	2,682	1,339
In process research and development	9,940	–
Net cash outflow from operating activities	(20,972)	(70,351)

26. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS	*2001* *US$'000*	*2000* *US$'000*
(Decrease) increase in cash	(31,953)	49,599
Decrease in debt	119	5,571
Capital element of finance leases repaid	127	323
Change in net funds resulting from cash flow	(31,707)	55,493
Loan note assumed with subsidiary undertaking	(2,000)	–
New finance leases	–	(72)
Currency adjustment	(138)	(78)
Movement in net funds in the year	(33,845)	55,343
Net funds (debt) at beginning of year	47,916	(7,427)
Net funds at end of year *(Note 27)*	14,071	47,916

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

27. ANALYSIS OF NET FUNDS

	At 1/7/2000 US$'000	*Cash flow US$'000*	*Acquisitions US$'000*	*Exchange differences US$'000*	*Non-cash changes US$'000*	*At 30/6/2001 US$'000*
Cash at bank and in hand	48,577	(31,953)	–	(116)	–	16,508
Finance leases	(312)	127	–	(22)	–	(207)
Loans and Short Term Debt:						
Due in less than one year	(89)	89	(2,000)	–	(84)	(2,084)
Due in more than one year	(260)	30	–	–	84	(146)
	47,916	(31,707)	(2,000)	(138)	–	14,071

28. RELATED PARTY TRANSACTIONS

On 21 September 1999, Mr. McDonagh acquired a 25% interest in SimPlayer plc ("SimPlayer"), the company formerly known as Logal Educational Systems and Software Limited ("Logal"). On 4 October 1999, both Mr. McDonagh and Mr. O'Callaghan were named directors of SimPlayer. As part of the Logal asset acquisition, the group contracted SimPlayer to provide development services to Internet enable the group's math courseware in return for a fee of US$1 million, and an additional US$0.5 million if certain performance criteria were met. These amounts were paid and expensed during the year ended 30 June 2000. As part of the asset purchase agreement, the group signed a two-year license agreement with SimPlayer to use the SimPlayer technology in the group's web-based math and science applications. The agreement specifies that SimPlayer has waived the license fee for use of the SimPlayer technology for a period of one year commencing on 15 July 1999. In September 2000, the group agreed to pay SimPlayer a license fee of US$250,000 for the use of its technology for a one-year period.

Refer to Note 4 for details of a transaction with Silverbank, a company which was beneficially owned by Mr. O'Callaghan.

In March 2000, the group repaid its outstanding loan, including interest, to Mr. McDonagh with the proceeds of the group's initial public offering in March 2000. Effective 1 July 1999, the loan bore interest at a rate of 5% per annum. Previously the loan was interest free.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

29. DERIVATIVES AND FINANCIAL INSTRUMENTS

The group's financial instruments comprise borrowings, cash and liquid resources, and various items, such as trade debtors, trade creditors, etc, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the group's operations.

The group has not entered into derivative transactions during the period and it is, and has been throughout the period under review, the group's policy that no trading in financial instruments shall be undertaken.

Interest rate and currency profile

The interest rate and currency profile of the group's net funds and net financial assets and liabilities (excluding short term debtors and creditors) as at 30 June 2000 and 30 June 2001 was as follows:

30 June 2000	*Irish pounds*	*US dollars*	*Other*	*Total*
Weighted average fixed debt interest rate	*7.0%*	–	–	*7.0%*
Weighted average fixed debt period-years	*2.3*	–	–	*2.3*
	US$'000	*US$'000*	*US$'000*	*US$'000*
Fixed rate debt	(661)	–	–	(661)
Cash and short-term deposits – floating rate	419	48,098	60	48,577
Net (debt) funds by major currency	(242)	48,098	60	47,916
Investments held as current assets	–	50,703	–	50,703
Net financial assets and liabilities (excluding short term debtors and creditors)	(242)	98,801	60	98,619

30 June 2001	*Irish pounds*	*US dollars*	*Other*	*Total*
Weighted average fixed debt interest rate	*8%*	–	–	*8%*
Weighted average fixed debt period-years	*1.6*	–	–	*1.6*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

29. DERIVATIVES AND FINANCIAL INSTRUMENTS (Continued)

Interest rate and currency profile (continued)

30 June 2001	*Irish pounds US$'000*	*US dollars US$'000*	*Other US$'000*	*Total US$'000*
Fixed rate debt	(435)	(2,002)	–	(2,437)
Cash and short term deposits - floating rate	233	16,253	22	16,508
Net (debt) funds by major currency	(202)	14,251	22	14,071
Investments held as current assets	–	37,478	–	37,478
Net financial assets and liabilities (excluding short term debtors and creditors)	(202)	51,729	22	51,549

Cash and current asset investments consists of cash and liquid securities with maturities of twelve months or less at the date of acquisition.

Fair value of financial assets and liabilities
The carrying amount of the group's financial assets and financial liabilities are not materially different from their carrying value.

30. PENSION COMMITMENTS

The group operates defined contribution plans for certain employees. The assets of the schemes are held separately from those of the group in independently administered funds. The pension cost charge represents contributions payable by the group to the funds and the charge for the year and the amount payable to the fund at the year end were as follows:

	2001 US$'000	*2000 US$'000*
Pension cost	1,304	91
Payable to funds	–	76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30 June 2001 (Continued)

31. SIGNIFICANT EVENTS SINCE THE YEAR END

In September of 2001, the group acquired the education assets of The Learning Company ("TLC"). Under the terms of the asset purchase agreement, the group paid Gores Technology Group, the former owner of TLC, US$42.9 million in ordinary shares and assumed US$39.1 million in liabilities including US$20 million of short-term debt, in exchange for substantially all of the education assets of TLC. The agreement provides for the issuance of additional ordinary shares upon the achievement of future results of the acquired assets. These acquired assets include The Learning Company name, and all of its education software brands including *Reader Rabbit, Carmen Sandiego, ClueFinders, Oregon Trail, Mavis Beacon Teaches Typing* and *Zoombinis,* as well as other licensed brands. The group also acquired the development and distribution resources associated with these assets including established school, original equipment manufacturer, consumer and international businesses.

In October of 2001, the group announced a strategic alliance with Harcourt Education Group, the U.S. based K-12 education business recently acquired by Reed Elsevier plc, to collaborate on the development of e-Basal interactive digital instructional content. The group and Harcourt will co-develop products to be distributed by Harcourt under the Harcourt brand. The group will be paid development fees and receive royalties from the sale of such products. Both parties will retain and manage their independent product businesses outside the scope of this partnership. In a related transaction, Reed Elsevier plc made an equity investment of US$25 million in the group. The investment is represented by Reed Elsevier plc's purchase of approximately 8.34 million newly issued ordinary shares at a share price of US$3 per ordinary share.